Exhibit 99.1

Baidu to Acquire JOYY’s Live Streaming Business in China

GUANGZHOU, China, November 16, 2020 — JOYY Inc. (Nasdaq: YY) (“JOYY” or the “Company”), a global video-based social media platform, today announced that the Company entered into definitive agreements with Baidu, Inc. (Nasdaq: BIDU) (“Baidu”). Pursuant to the agreements, Baidu will acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The closing of the transaction is subject to certain conditions and is currently expected to occur in the first half of 2021.

Mr. David Xueling Li, Chairman and Chief Executive Officer of the Company, commented, “As a pioneer in China’s live streaming industry, JOYY has been deeply engaged in the live streaming business for many years. YY Live is a leading pan-entertainment live streaming platform in China and thus possesses a comprehensive system of operational procedures as well as a full range of domain expertise related to the development of live streaming ecosystems, innovation of live streaming technologies, content operations, monetization features, and systems for host incubation and host development. As the largest integrated information and knowledge-focused internet service provider in China, Baidu has built an extensive mobile internet ecosystem covering one billion monthly active users, including over 200 million daily active mobile users on its Baidu app alone. This transaction will allow YY Live to access Baidu’s massive user traffic, boost its business growth, and enhance its ecosystem’s monetization capabilities to unleash greater value in a larger ecosystem.”

About JOYY Inc.

JOYY Inc. is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. JOYY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. JOYY owns Bigo, a fast-growing global tech company headquartered in Singapore. Bigo owns several popular video based social platforms including Bigo Live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; and video communication service and others. JOYY has created an online community for global video and live streaming users. JOYY Inc. was listed on the NASDAQ in November 2012.

Investor Relations Contact

JOYY Inc.
Tel: +86 (20) 8212-0000
Email: IR@YY.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to JOYY’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.